SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 1)*

CPEX Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

12620N104

(CUSIP Number)

Arcadia Capital Advisors, LLC
175 Great Neck Road, Suite 406
Great Neck, NY 11021
Attention: Richard Rofé
Tel: 516.466.5258

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 14, 2010

(Date of Event Which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

Page 1 of 11 pages

CUSIP No.: 12620N104

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Arcadia Opportunity Master Fund, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0

	8	SHARED VOTING POWER - 99,367*

	9	SOLE DISPOSITIVE POWER - 0

	10	SHARED DISPOSITIVE POWER - 99,367*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

99,367*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.9%*

14	TYPE OF REPORTING PERSON

CO

* Represents the shares held directly by the Fund as of January 14, 2010. Together with the shares held directly by Mr. Frank as of such date, the group beneficially owns 309,525 shares, representing 12.2% of all of the outstanding shares.

Page 2 of 11 pages

CUSIP No.: 12620N104

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Arcadia Capital Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0

	8	SHARED VOTING POWER - 99,367*

	9	SOLE DISPOSITIVE POWER - 0

	10	SHARED DISPOSITIVE POWER - 99,367*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

99,367*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.9%*

14	TYPE OF REPORTING PERSON

OO

* Represents the shares held directly by the Fund as of January 14, 2010. Together with the shares held directly by Mr. Frank as of such date, the group beneficially owns 309,525 shares, representing 12.2% of all of the outstanding shares.

Page 3 of 11 pages

CUSIP No.: 12620N104

1.	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

M.D. Sass FinStrat Arcadia Capital Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0

	8	SHARED VOTING POWER - 99,367*

	9	SOLE DISPOSITIVE POWER - 0

	10	SHARED DISPOSITIVE POWER - 99,367*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

99,367*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.9%*

14	TYPE OF REPORTING PERSON

OO

* Represents the shares held directly by the Fund as of January 14, 2010. Together with the shares held directly by Mr. Frank as of such date, the group beneficially owns 309,525 shares, representing 12.2% of all of the outstanding shares.

Page 4 of 11 pages

CUSIP No.: 12620N104

1.	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Richard Rofé

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0

	8	SHARED VOTING POWER - 99,367*

	9	SOLE DISPOSITIVE POWER - 0

	10	SHARED DISPOSITIVE POWER - 99,367*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

99,367*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.9%*

14	TYPE OF REPORTING PERSON

IN

* Represents the shares held directly by the Fund as of January 14, 2010. Together with the shares held directly by Mr. Frank as of such date, the group beneficially owns 309,525 shares, representing 12.2% of all of the outstanding shares.

Page 5 of 11 pages

CUSIP No.: 12620N104

1.	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

James Frank

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 210,158*

	8	SHARED VOTING POWER - 0

	9	SOLE DISPOSITIVE POWER - 210,158*

	10	SHARED DISPOSITIVE POWER - 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

210,158*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.3%*

14	TYPE OF REPORTING PERSON

IN

* Represents the shares held directly by Mr. Frank as of January 14, 2010. Together with the shares held directly by the Fund as of such date, the group beneficially owns 309,525 shares, representing 12.2% of all of the outstanding shares.

Page 6 of 11 pages

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) is being filed with respect to the beneficial ownership of common stock, par value $0.01 per share (the “Common Stock”), of CPEX Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”, the “Company” or “CPEX”). This Amendment No. 1 supplements Items 4 and 7, and amends and restates in their entirety Items 3 and 5, of the Schedule 13D previously filed on January 7, 2010 (the “Original Schedule 13D”).

ITEM 3.	Source and Amount of Funds or Other Consideration.

          The funds used by the Fund to acquire the 99,367 shares of Common Stock reported herein were from working capital of the Fund, and the amount of funds totaled in the aggregate approximately $881,780. The funds used by Mr. Frank to acquire the 210,158 shares of Common Stock reported herein were from personal funds of Mr. Frank, and the amount of funds totaled in the aggregate approximately $2,270,000.

ITEM 4.	Purpose of Transaction.

          On January 14, 2010, the Fund delivered to CPEX: (i) a letter regarding shareholder proposals at the 2010 Annual Meeting of Stockholders of CPEX and (ii) a letter regarding director nominations at the 2010 Annual Meeting of Stockholders of CPEX. The complete text of such letters is attached hereto as Exhibits 2 and 3, respectively.

ITEM 5.	Interest in Securities of the Issuer.

          (a)          As of January 14, 2010: (i) the Fund directly owns 99,367 shares of Common Stock, representing 3.9% of all of the Issuer’s outstanding Common Stock (the Investment Manager, the Managing Member and Mr. Rofé may each be deemed to beneficially own the shares of Common Stock directly owned by the Fund; each disclaims beneficial ownership of such shares); (ii) Mr. Frank directly owns 210,158 shares of Common Stock, representing 8.3% of all of the Issuer’s outstanding Common Stock; and (iii) the foregoing collectively beneficially own as a group 309,525 shares of Common Stock, representing 12.2% of all of the Issuer’s outstanding Common Stock. The foregoing percentages are based on 2,542,769 shares of Common Stock outstanding as of November 10, 2009, as reported on the Issuer’s Form 10-Q filed on November 12, 2009.

          (b)          The Reporting Persons (other than Mr. Frank) have shared power (with each other and not with any third party), to vote or direct the vote of and to dispose or direct the disposition of the 99,367 shares of Common Stock directly owned by the Fund. Mr. Frank has sole power to vote or direct the vote of and to dispose or direct the disposition of the 210,158 shares of Common Stock directly owned by Mr. Frank.

          (c)          Except as set forth on Schedule I hereto, no transactions in the Common Stock have been effected by the Reporting Persons or, to the knowledge of the Reporting Persons, the Directors and Officers, since the filing of the Original Schedule 13D on January 7, 2010.

          (d)          Not applicable.

          (e)          Not applicable.

Page 7 of 11 pages

ITEM 7.	Material to be Filed as Exhibits.

Exhibit No.	Document

2.	Letter to CPEX dated January 14, 2010 regarding Shareholder Proposals at the 2010 Annual Meeting of Stockholders of CPEX.

3.	Letter to CPEX dated January 14, 2010 regarding Director Nominations at the 2010 Annual Meeting of Stockholders of CPEX.

Page 8 of 11 pages

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 15, 2010

RICHARD ROFÉ
ARCADIA CAPITAL ADVISORS, LLC
ARCADIA OPPORTUNITY MASTER FUND, LTD.

By:	/s/ Richard Rofé

Richard Rofé, for himself and as Managing Director of the Investment Manager (for itself and on behalf of the Fund)

M.D. SASS FINSTRAT ARCADIA CAPITAL HOLDINGS, LLC

By:	/s/ Phil Sivin

Phil Sivin, Authorized Signatory

/s/ James Frank

James Frank

Page 9 of 11 pages

SCHEDULE I

The following Reporting Persons effected the following transactions since the filing of the Original Schedule 13D on January 7, 2010:

Arcadia Opportunity Master Fund, Ltd.

Date	Buy/Sell	Number of Shares	Price per Share

1/12/10	Buy	1,903	$14.000

Page 10 of 11 pages

EXHIBIT INDEX

Exhibit No.	Document

2.	Letter to CPEX dated January 14, 2010 regarding Shareholder Proposals at the 2010 Annual Meeting of Stockholders of CPEX.

3.	Letter to CPEX dated January 14, 2010 regarding Director Nominations at the 2010 Annual Meeting of Stockholders of CPEX.

Page 11 of 11 pages